MATEC Corporation and Subsidiaries
                   Consolidated Condensed Balance Sheets
               (In thousands, except share data) (Unaudited)
                                                         7/5/98  12/31/97(a)
                                                        -------- --------
                     ASSETS
Current assets:
  Cash and cash equivalents ............................ $ 4,254  $   885
  Receivables, less allowances of $60 and $45 ..........   2,028    1,921
  Inventories ..........................................   3,168    2,598
  Deferred income taxes and other current assets .......   1,342      873
                                                         -------  -------
    Total current assets ...............................  10,792    6,277
                                                         -------  -------
Property, plant and equipment, at cost .................   7,375   10,583
  Less accumulated depreciation ........................   5,029    6,806
                                                         -------  -------
                                                           2,346    3,777
                                                         -------  -------
Marketable equity securities ...........................   3,946    4,658
Net assets of discontinued operations ..................     914    7,144
Other assets ...........................................      79       70
                                                         -------  -------
                                                         $18,077  $21,926
                                                         =======  =======
    LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable ..................................... $   889  $   933
  Accrued liabilities ..................................   1,615      862
  Income taxes .........................................   1,077      416
                                                         -------  -------
    Total current liabilities ..........................   3,581    2,211
                                                         -------  -------
Deferred income taxes ..................................   1,832    2,317
Long-term debt .........................................   1,991    1,989
Stockholders' equity:
  Preferred stock, $1.00 par value-
   Authorized 1,000,000 shares; issued none ............       -        -
  Common stock, $.05 par value-
   Authorized 10,000,000 shares; Issued 2,716,948 and
    3,804,195 shares ...................................     136      190
  Capital surplus ......................................   5,513    6,443
  Retained earnings ....................................   2,755   11,443
  Net unrealized gain on marketable equity securities ..   2,269    2,696
  Treasury stock at cost, 0 and 1,070,544 shares .......       -   (5,363)
                                                         -------  -------
    Total stockholders' equity ......................     10,673   15,409
                                                         -------  -------
                                                         $18,077  $21,926
                                                         =======  =======
(a) Restated to reflect discontinued operations.

See notes to consolidated condensed financial statements.




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                    MATEC Corporation and Subsidiaries
                   Consolidated Statements of Operations
             (In thousands, except per share data) (Unaudited)
                                 Three Months Ended    Six Months Ended
                                  7/5/98   6/29/97(a) 7/5/98   6/29/97(a)
                                 -------   -------  --------  --------
Net sales .....................  $ 3,397   $ 3,230   $ 6,896   $ 6,173
Costs and expenses:
 Cost of sales ................    2,583     2,451     5,267     4,755
 Selling and administrative ..       751       732     1,514     1,420
                                 -------   -------   -------   -------
                                   3,334     3,183     6,781     6,175

Operating profit ..............       63        47       115        (2)
Other income (expense):
 Interest expense .............      (50)      (57)     (102)     (112)
 Gain on sale of property, plant
  and equipment ...............        -                 386         -
 Other, net ...................       42        15        55         3
                                 -------   -------   -------   -------
                                      (8)      (42)      339      (109)
Earnings (loss) from continuing
 operations before income taxes       55         5       454      (111)
Income tax (expense) benefit ..      (22)       (2)     (182)       44
                                 -------   -------   -------   -------
Earnings (loss) from continuing
 operations ...................       33         3       272       (67)
Discontinued operations, net of
 taxes:
  Earnings from operations ....        9        38       111        90
  Gain on sale ................      198         -       198         -
                                 -------   -------   -------   -------
Net earnings ..................  $   240   $    41   $   581   $    23
                                 =======   =======   =======   =======
Earnings (loss) per share:
 Basic:
  Continuing operations .......    $ .02     $ .00     $ .10     $(.02)
  Discontinued operations:
   Operations, net of taxes ...      .00       .02       .04       .03
   Gain on sale, net of taxes .      .07       .00       .07       .00
                                   -----     -----     -----     -----
                                   $ .09     $ .02     $ .21     $ .01
                                   =====     =====     =====     =====
 Diluted:
  Continuing operations .......    $ .02     $ .00     $ .10     $(.02)
  Discontinued operations:
   Operations, net of taxes ...      .00       .01       .04       .03
   Gain on sale, net of taxes .      .07       .00       .07       .00
                                   -----     -----     -----     -----
                                   $ .09     $ .01     $ .21     $ .01
                                   =====     =====     =====     =====
Weighted average shares:
  Basic .......................    2,747     2,734     2,740     2,741
  Diluted .....................    2,748     2,771     2,741     2,741

Cash dividends per share ......    $1.75     $   -     $1.75     $   -
                                   =====     =====     =====     =====
(a) Restated to reflect discontinued operations.
See notes to consolidated condensed financial statements.

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                    MATEC Corporation and Subsidiaries
              Consolidated Condensed Statements of Cash Flows
                              (In thousands)
                                (Unaudited)

                                                     Six Months Ended
                                                      7/5/98   6/29/97(a)
                                                    --------  --------
Cash flows from operating activities:
 Net earnings (loss) from continuing operations ...  $   272   $   (67)
 Adjustments to reconcile net earnings to net cash
  provided by operating activities:
   Depreciation and amortization ..................      268       283
   Deferred income taxes ..........................     (200)      (20)
   Gain on sale of property, plant and equipment ..     (386)        -
   Other ..........................................        2         2
   Changes in operating assets and liabilities ....      (70)     (276)
                                                     -------   -------
Net cash (used) by operating activities                 (114)      (78)
----------------------------------------------------------------------
Cash flows from investing activities:
 Proceeds from sale of property, plant and equipment   1,862         -
 Capital expenditures, net ........................     (314)     (201)
 Other, net........................................       (8)       (2)
                                                     -------   -------
Net cash provided (used) by investing activities       1,540      (203)
----------------------------------------------------------------------
Cash flows from financing activities:
 Dividend paid ....................................   (4,827)        -
 Net (repayments) under lines of credit ...........        -      (400)
 Purchases of common stock ........................     (164)      (80)
 Stock options exercised ..........................      101         -
                                                     -------   -------
Net cash (used) by financing activities ...........   (4,890)     (480)
----------------------------------------------------------------------
Net cash provided by discontinued operations ......    6,833       986
----------------------------------------------------------------------
Net increase in cash and cash equivalents .........    3,369       225

Cash and cash equivalents:
 Beginning of period ..............................      885       610
                                                     -------   -------
 End of period ....................................  $ 4,254   $   835
                                                     =======   =======

Non-cash investing and financing activities:

    During 1998, the Company retired all of its treasury stock. The total cost of the treasury shares of $5,527,000 reduced common stock, capital surplus and retained earnings by $56,000, $1,028,000 and $4,443,000, respectively.


(a) Restated to reflect discontinued operations.

See notes to consolidated condensed financial statements.




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                    MATEC Corporation and Subsidiaries
             Consolidated Statements of Comprehensive Income
                              (In thousands)
                                (Unaudited)

                                               Three Months Ended
                                                7/5/98    6/29/97
                                               -------    -------

Net earnings ................................. $   240    $    41

Other comprehensive income, net of tax:
 Unrealized gain (loss) on marketable
 equity securities, net of tax benefit
 of $77 in 1998 and tax expense of $130
 in 1997 .....................................    (116)       194
                                               -------    -------
Comprehensive income ......................... $   124    $   235
                                               =======    ========


                                                 Six Months Ended
                                                7/5/98    6/29/97
                                               -------    -------

Net earnings ................................  $   581    $   23

Other comprehensive income, net of tax:
 Unrealized gain (loss) on marketable
 equity securities, net of tax benefit
 of $284 in 1998 and tax expense of $78
 in 1997 ....................................     (427)      116
                                               -------    -------
Comprehensive income ........................  $   154    $  139
                                               =======    =======


See notes to consolidated condensed financial statements.






















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                        MATEC Corporation and Subsidiaries
           Notes to Consolidated Condensed Financial Statements

1. Financial Presentation:

    The interim financial statements are unaudited but, in the opinion of management, reflect all adjustments necessary for fair presentation of results for such periods. The results of operations for any interim period are not necessarily indicative of results for the full year.

    The accounting policies followed by the Company are set forth in Note 1 to the Company's financial statements in the 1997 MATEC
Corporation and Subsidiaries Annual Report which is incorporated by reference in Form 10-K for the year ended December 31, 1997.

2. Description of Business:

    As described below, the Company has disposed of its Steel Cable and Instruments business segments. As a result, the Company's current remaining business is conducted through its Valpey-Fisher subsidiary. This operation was previously reported in the Electronics business segment.

3. Inventories:

    Inventories consist of the following (in thousands):
                                                 7/5/98     12/31/97
                                                -------     --------
         Raw materials .......................  $ 1,472      $   800
         Work in process .....................      949        1,078
         Finished goods ......................      747          720
                                                -------      -------
                                                $ 3,168      $ 2,598
                                                =======      =======

4. Discontinued Operations:

    On April 15, 1998, the Company sold all of the assets of its Bergen Cable Technologies, Inc. ("Bergen") subsidiary. The purchase price received consisted of $7.5 million in cash, a subordinated promissory note in the principal amount of $1,250,000, a 10% stock and membership interest in the acquiring entities, and assumption of certain liabilities including trade payables. The gain on the sale was $198,000 after a tax provision of $132,000.

    Since the acquiring entity has significant third-party debt compared to its equity and the Company's note is subordinated to the third party debt, the Company will not record any gain realized on the note and stock portions of the sale until cash payments are received by the Company.










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    The operating results of Bergen have been reported as discontinued
operations, and previously reported financial statements have been restated to reflect this classification. The operating results of Bergen are presented in the Consolidated Statements of Operations under the caption "Discontinued operations, net of taxes: Earnings (loss) from operations" and include (in thousands):

                                Three Months Ended   Six Months Ended
                                7/5/98   6/29/97     7/5/98   6/29/97
                                -------  -------     -------  -------
  Net sales                     $   260  $ 3,633     $ 4,411  $ 7,322
  Earnings (loss) before
   income taxes                     (86)      17         (15)     129
  Income tax (expense) benefit       34       (7)          6      (52)
  Net earnings (loss)               (52)      10          (9)      77

    At December 31, 1997, the net assets of Bergen included in the Balance Sheet caption "Net assets of discontinued operations" were (in thousands): Current assets - $5,008; property, plant and equipment, net - $2,407; and current liabilities - $1,753.

    See footnote 7. Subsequent Events.

5. Stockholders' Equity:

    On July 2, 1998, the Company reincorporated in Maryland. In connection with the reincorporation, stockholders who owned less than 100 shares of Common Stock on July 2, 1998 ceased to be stockholders and received cash of $4.03 per share ("the Cash Out"). The reincorporation and Cash Out were approved by stockholders at the Company's Special in Lieu of Annual Meeting held on June 18, 1998.

    As a result of the Cash Out, the Company acquired 35,705 shares of Common Stock at a cost of $143,891. In connection with the reincorporation, the 1,111,947 shares of treasury stock held by the Company on July 2, 1998, which included the 35,705 shares of common stock acquired as a result of the Cash Out, were retired and were reclassified as reductions to common stock issued. The total cost of the treasury shares of $5,526,880 reduced common stock, capital surplus, and retained earnings by $55,597, $1,028,551 and $4,442,732, respectively.

6. New Accounting Standards:

    The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income" during the first quarter of 1998, as required. SFAS 130 establishes standards for reporting and displaying comprehensive income and its components in a set of financial statements. The adoption of SFAS 130 had no impact on the Company's net earnings or stockholders' equity.

     Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. Presently, the only component of comprehensive income for the Company is unrealized holding gains (losses) on available for sale marketable equity securities.

     The Company is evaluating its segment disclosures and will adopt SFAS No. 131, "Disclosures about Segments of an Enterprise and related Information" in the 1998 fourth quarter as required.

7. Subsequent Event:

    On August 3, 1998, the Company sold certain assets of its Matec Instruments, Inc. ("MII") and Matec Applied Sciences, Inc. ("MASI") subsidiaries to a newly formed corporation. Ken Bishop, who was President of MII and MASI until August 3, 1998, owns 53% of the newly formed corporation. MII and MASI had comprised the Company's Instruments Segment of business.

    The purchase price received consisted of approximately $847,000 in cash, a subordinated promissory note in the principal amount of $250,000, a $250,000 guaranteed royalty with payments based on 1.5% of future sales, and the assumption of certain liabilities including trade payables. The cash amount is subject to closing adjustments. In addition, the buyer has entered into a 5 year lease agreement with the Company to lease the space that it currently occupies and the buyer also has a 5 year option to purchase the real estate that includes the leased space. The Company will report an after-tax gain of approximately $240,000 or $.09 per share in the third quarter of 1998.

    As a result, the operating results of MII and MASI have been reported as discontinued operations, and previously reported financial statements have been restated to reflect this sale. The operating results of MII and MASI are presented in the Consolidated Statements of Operations under the caption "Discontinued operations, net of taxes: Earnings (loss) from operations" and include (in thousands):

                                Three Months Ended   Six Months Ended
                                7/5/98   6/29/97     7/5/98   6/29/97
                                -------  -------     -------  -------
  Net sales                     $ 1,263  $  682      $ 2,337  $ 1,495
  Earnings (loss) before
   income taxes                     100      47          199       20
  Income tax (expense) benefit      (39)    (19)         (79)      (8)
  Net earnings (loss)                61      28          120       12

     Net assets of MII and MASI presented in the Consolidated Condensed Balance Sheets under the caption "Net assets of discontinued operations" include (in thousands):
                                                     7/5/98   12/31/97
                                                     -------  --------
       Current assets                                $ 1,421   $ 1,922
       Property, plant and equipment, net                107       132
       Current liabilities                               614       572
                                                     -------   -------
                                                     $   914   $ 1,482
                                                     =======   =======












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